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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

(Mark One)

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

 FOR THE TRANSITION PERIOD FROM _____________________ TO _______________________

                        COMMISSION FILE NUMBER 1-10537

              A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                             NUEVO ENERGY COMPANY
                            401(k) RETIREMENT PLAN

            B. Name of the issuer of the securities held pursuant
             to the plan and the address of its executive office:

                             NUEVO ENERGY COMPANY
                            1021 MAIN, SUITE 2100
                             HOUSTON, TEXAS 77002

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

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                                TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
Report of Independent Certified Accountants ........................................................                  2

Financial Statements
    Statements of Net Assets Available for Benefits
     as of December 31, 2002 and 2001 ..............................................................                  3

    Statement of Changes in Net Assets Available
     for Benefits for the year end December 31,2002 ................................................                  4

     Notes to the Financial Statements .............................................................                  5

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Trustees of
Nuevo Energy Company
 401(k) Retirement Plan

         We have audited the accompanying statement of net assets available for benefits of Nuevo Energy Company 401(k) Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas

June 27, 2003

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001

                                      ASSETS

                                                              2002                  2001
                                                          ------------          ------------
INVESTMENTS                                               $  8,143,075          $  7,363,770
                                                          ------------          ------------
RECEIVABLES:
        Employer contributions                               2,011,868               126,774
        Participant contributions                                   --                33,528
        Other                                                    8,253                    --
                                                          ------------          ------------
               Total receivables                             2,020,121               160,302
                                                          ------------          ------------
               Total assets                               $ 10,163,196          $  7,524,072
                                                          ============          ============

                                  LIABILITIES

OTHER LIABILITIES                                         $         --          $      1,099
                                                          ------------          ------------
               Total liabilities                                    --                 1,099
                                                          ------------          ------------
               Net assets available for benefits          $ 10,163,196          $  7,522,973
                                                          ============          ============

                       (See Notes to Financial Statements)

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS:
        Contributions:
               Participant                                     $  1,683,697
               Rollovers                                          1,278,340
               Employer                                           2,592,418
                                                               ------------
                      Total contributions                         5,554,455

        Interest and dividend income                                 73,453
                                                               ------------
                      Total additions                             5,627,908
                                                               ------------
DEDUCTIONS FROM NET ASSETS:
        Benefit payments                                          1,522,812
        Net depreciation in fair value of investments             1,462,359
        Administrative expense                                        2,514
                                                               ------------
                      Total deductions                            2,987,685
                                                               ------------

                      Change in net assets                        2,640,223

NET ASSETS AVAILABLE FOR BENEFITS:
        Beginning of year                                         7,522,973
                                                               ------------
        End of year                                            $ 10,163,196
                                                               ============

                       (See Notes to Financial Statements)

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

NOTE 1 - DESCRIPTION OF THE PLAN

         The following description of the Nuevo Energy Company 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

                  The Plan is a defined contribution plan covering all employees of Nuevo Energy Company (the "Company") except those who are covered by a collective bargaining agreement, or are classified as a summer or seasonal employee. Employees are eligible to participate on the first day of each month coinciding with or next following the date on which they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS

                  Participants may elect to make salary deferral contributions to the Plan of up to 12% of their compensation, subject to certain limitations. The Company may make a discretionary matching contribution. For the Plan year ended December 31, 2002, the Company elected to match 50% of each participant's contribution up to 6% of compensation. The Company may also make a discretionary profit sharing contribution and a discretionary non-elective contribution to be determined each plan year. The profit sharing contribution is allocated to each eligible employee who is employed on the last day of the contribution period and has completed 1,000 hours of service. For the Plan year ended December 31, 2002, the Company elected a profit sharing contribution to contribute a certain percentage based on company profits as defined in the Company compensation program. The profit sharing contribution is invested in Nuevo Energy Company common stock until the participant becomes fully vested, at which time they can transfer their contribution amount into any investment option provided under the plan. The Plan is participant directed and participants may change their contribution rates monthly and investment options at any time.

         PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with any applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

         VESTING/PAYMENT OF BENEFITS

                  Participants are at all times fully vested in their contributions and the appreciation or depreciation thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. In the Company matching contribution, participants vest 20 percent per year after two years of service and are 100 percent vested after six years of service. In the Company profit sharing contribution, participants vest 33.33 percent per year after one year of service and are 100 percent vested after three years.

                  A participant shall be immediately vested upon death, retirement, or termination of employment due to total and permanent disability. Normal retirement age under the Plan is age 65. Upon a participant's termination or retirement, the funds in the participant's account are distributed in a lump sum payment unless the participant elects an alternate payment method.

         PARTICIPANT LOANS

                  Plan participants may borrow Plan assets up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance in the Plan and not less than $1,000. Interest rates on loans are stated at a reasonable rate. Loans are repaid in level installments through payroll deductions for periods ranging up to five years and in certain situations may exceed five years. Loans are secured by the participant's vested account balance to the extent of the principal amount of the loan plus accrued interest. Participants may only have one loan outstanding at a time.

         FORFEITURES

                  Forfeitures of nonvested employer contributions shall be used to pay Plan expenses or reduce employer contributions. The forfeiture balance at December 31, 2002 and 2001 was $112,725 and $38,015, respectively. Forfeitures of $70,941 were used to reduce employer contributions during 2002.

         TERMINATION OF THE PLAN

                  Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan. Upon termination, employees would receive benefits based on their account balance accumulated to the date of termination of the Plan, becoming 100% vested in all amounts credited to their account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

                  The accounting records of the Plan are maintained on the cash basis of accounting; however, the financial statements have been prepared on the accrual basis of accounting.

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         ADMINISTRATIVE EXPENSES

                  Administrative expenses of the Plan are paid by the Company or the Plan.

         INVESTMENTS

                  Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in shares of common/collective trust funds are stated at estimated fair value as determined by the trust fund's trustee based on the underlying investments. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

        ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

NOTE 3 - INCOME TAX STATUS

         The Plan has adopted a nonstandardized prototype plan, which obtained its latest determination letter on December 5, 2001, in which the Internal Revenue Service stated that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 4 - RELATED-PARTY TRANSACTIONS

         Certain Plan investments at December 31, 2002 and 2001 are in Fidelity mutual funds and portfolios. Fidelity Management Trust Company is the trustee as defined by the Plan and therefore investments in Fidelity mutual funds and portfolios, qualify as party-in-interest transactions. The Plan also allows for investment in the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest. Loans to participants also qualify as party-in-interest transactions.

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002

NOTE 5 - INVESTMENTS

         Investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are separately identified below, stated at fair value:

         Identity of
       Party Involved                               Description                        2002                2001
----------------------------------        ----------------------------------        -----------        -----------
MUTUAL FUNDS:
    Fidelity                              Retirement Money Market Portfolio         $   714,485        $   440,620
    Fidelity                              Magellan Fund                                 918,288            635,870
    Fidelity                              Contrafund                                  1,197,735            970,405
    Fidelity                              Blue Chip Growth Fund                         598,232            676,098

NUEVO ENERGY COMMON STOCK FUND:
    Nuevo Energy Corporation              Common Stock *                              2,145,874          2,884,500

* Includes both participant and nonparticipant directed.

         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual Funds                                             $    (742,996)
Common Stock                                                  (719,363)
                                                         -------------
                                                         $  (1,462,359)
                                                         =============

NOTE 6 - NONPARTICIPANT DIRECTED INVESTMENTS

         The Nuevo Energy Company Common Stock Fund includes both participant and nonparticipant directed amounts which cannot be separately determined. Therefore, for purposes of this disclosure, the stock fund is considered nonparticipant directed. Information about the net assets and the significant components of the changes in net assets is as follows:

                                                2002                 2001
                                             -----------          -----------
Net Assets:
        Investments:
               Common stock                  $ 2,145,874          $ 2,884,500
               Interest bearing cash             123,105              177,254
               Noninterest bearing cash           10,596               12,906
        Other receivable                           8,253                   --
                                             -----------          -----------
                                             $ 2,287,828          $ 3,074,660
                                             ===========          ===========

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002

NOTE 6 - NONPARTICIPANT DIRECTED INVESTMENTS (CONTINUED)

                                                              Year Ended
                                                           December 31, 2002
                                                           -----------------
Changes in Net Assets:
        Employer contributions                             $         159,250
        Employee contributions                                       273,739
        Interest and dividends                                           284
        Net depreciation in fair value
          of investments                                            (719,363)
        Benefit payments                                            (345,166)
        Administrative expenses                                          (25)
        Interfund transfers                                         (155,551)
                                                           -----------------
                                                           $        (786,832)
                                                           =================

NOTE 7 - RISKS AND UNCERTAINTIES

         The Plan provides for various investments. In general, such investments are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

                   NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN
                           EIN # 76-0304436 PLAN #001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                           (c)
                                                      DESCRIPTION OF
               (b)                                 INVESTMENT INCLUDING
           IDENTITY OF                            MATURITY DATE, RATE OF                                (e)
         ISSUE, BORROWER,                          INTEREST, COLLATERAL,                (d)           CURRENT
(a)  LESSOR, OR SIMILAR PARTY                     PAR, OR MATURITY VALUE                COST           VALUE
---  ------------------------                ---------------------------------        ---------      -----------
     COMMON COLLECTIVE TRUST:
*      Fidelity                              Managed Income Portfolio                        **      $   197,113
                                                                                                     -----------
     MUTUAL FUNDS:
*      Fidelity                              Retirement Money Market Portfolio               **          714,485
*      Fidelity                              Puritan Fund                                    **          429,913
*      Fidelity                              Magellan Fund                                   **          918,288
*      Fidelity                              Contrafund                                      **        1,197,735
*      Fidelity                              Equity-Income Fund                              **          485,127
*      Fidelity                              Intermediate Bond Fund                          **          412,202
*      Fidelity                              Blue Chip Growth Fund                           **          598,232
*      Fidelity                              Worldwide Fund                                  **          394,635
*      Fidelity                              Spartan U.S. Equity Index Fund                  **          331,409
                                                                                                     -----------
                                                                                                       5,482,026
                                                                                                     -----------
     NUEVO ENERGY COMPANY STOCK FUND:
*      Nuevo Energy Company                  Common Stock (193,322 shares)            3,134,891        2,145,874
                                             Interest Bearing Cash                      123,105          123,105
                                             Non-Interest Bearing Cash                   10,596           10,596
                                                                                                     -----------
                                                                                                       2,279,575
                                                                                                     -----------

*    PARTICIPANT LOANS                       6% - 9%                                         --          184,361
                                                                                                     -----------
                                                                                                     $ 8,143,075
                                                                                                     ===========

* A party-in-interest as defined by ERISA.
** Cost omitted for participant directed investments.

                                   SIGNATURES

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NUEVO ENERGY COMPANY
                                               (Registrant)

Date: June 14, 2003                    By: /s/ James L. Payne
      -------------                        -----------------------------------
                                           James L. Payne
                                           Chairman, President and
                                           Chief Executive Officer

Date: June 14, 2003                    By: /s/ Janet F. Clark
      -------------                        -----------------------------------
                                           Janet F. Clark
                                           Senior Vice President and
                                           Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit Index                         Description
-------------         -------------------------------------------
         23.1         Independent Auditors Consent

         99.1         Certification of Chief Executive Officer of
                      Nuevo Energy Company

         99.2         Certification of Chief Financial Officer of
                      Nuevo Energy Company